Filed by FBR Asset Investment Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                  Commission File No.: 001-15049




[FBR                   FBR ASSET INVESTMENT CORPORATION
 Logo]
                            YOUR VOTE IS IMPORTANT!

                   PLEASE PARTICIPATE BY VOTING YOUR SHARES.

                                                                  March 17, 2003

DEAR SHAREHOLDER:

     The Special Meeting of Shareholders of FBR Asset Investment Corporation is scheduled for Friday, March 28, 2003. WE WOULD LIKE TO REQUEST THAT YOU PLEASE PARTICIPATE IN THE VOTING PROCESS. Your vote is very important no matter how many shares you hold.

     THE VOTE PARTICIPATION AT THE SPECIAL MEETING OF ALL OF OUR INVESTORS, BOTH LARGE AND SMALL, IS VERY IMPORTANT. According to our latest records, we still have not received your proxy card for this important meeting. Please take a moment to sign, date and mail the enclosed duplicate proxy card promptly in the return envelope provided for your convenience. Your vote now will also help the Company avoid additional costs of further solicitation efforts.

     For the reasons set forth in the Joint Proxy Statement/Prospectus, dated February 26, 2003, your Board of Directors recommends that you vote "FOR" approval of the merger agreement and the transactions contemplated by the merger agreement.

     Thank you for your cooperation and continued support.

                                   Sincerely,
                                   /s/ Eric Billings
                                   ERIC F. BILLINGS
                                   CHAIRMAN  AND  CHIEF  EXECUTIVE   OFFICER

                          ---------------------------
                          See Legend on Reverse Side.
                          ---------------------------

                                              FBR  Asset  Investment Corporation
                                                    1001 Nineteenth Street North
                                                      Arlington,  Virginia 22209
                                                                    703.469.1000
                                                                     www.fbr.com




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IN CONNECTION WITH THE PROPOSED TRANSACTIONS,  FRIEDMAN, BILLINGS, RAMSEY GROUP,
INC., FBR ASSET INVESTMENT CORPORATION AND FOREST MERGER CORPORATION HAVE FILED A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING INFORMATION ABOUT FBR GROUP AND FBR ASSET, WITHOUT CHARGE, AT THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF BOTH COMPANIES' FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO 1001 NINETEENTH STREET NORTH, ARLINGTON, VIRGINIA 22209, ATTENTION: INVESTOR RELATIONS.

                          PARTICIPANTS IN SOLICITATION

FBR GROUP, FBR ASSET AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER MEMBERS OF THEIR MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING FBR GROUP'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR GROUP'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON MAY 30, 2002. INFORMATION CONCERNING FBR ASSET'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN FBR ASSET'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS, FILED WITH THE SEC ON APRIL 23, 2002. ADDITIONAL INFORMATION IS SET FORTH IN THE DEFINITIVE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE TRANSACTION FILED WITH THE SEC.